# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Iridium Communications Inc., CIK 0001418819
CUSIP: 46269C102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1750 Tysons Boulevard, Suite 1400, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001473963
Persons authorized to receive notices and communications: Steven B. Pfeiffer, Esq., Norton Rose Fulbright US LLP, 799 9th Street NW, Suite 1000, Washington, District Of Columbia (DC), 20001, (202) 662-4585; Brandon Byrne, Esq., Norton Rose Fulbright US LLP, 2200 Ross Avenue, Suite 3600, Dallas, Texas (TX), 75201-7932, (214) 855-7437

## Reporting persons
- Baralonco Limited (CIK 0001473963): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (9.44% of the class)
  Comment: * Based on 105,960,383 shares of Common Stock outstanding as of July 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 22, 2026.
- Estate of the late Khalid bin Abdullah bin Abdulrahman: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (9.44% of the class)
  Comment: * Based on 105,960,383 shares of Common Stock outstanding as of July 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 22, 2026.
- Fahd bin Khalid bin Abdullah bin Abdulrahman, as legal representative of the Estate of the late Khalid bin Abdullah bin Abdulrahman: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (9.44% of the class)
  Comment: *Based on 105,960,383 shares of Common Stock outstanding as of July 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 22, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Iridium Communications Inc.
Address of issuer's principal executive offices: 1750 Tysons Boulevard, Suite 1400, McLean, Virginia (VA), 22102
Comment:
This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Iridium Communications Inc., a Delaware corporation (the "Issuer"). This Amendment No. 9 supplements and amends the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on October 8, 2009 by (i) Baralonco Limited, a British Virgin Islands company (the "Company") and (ii) Khalid bin Abdullah bin Abdulrahman, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 9, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 3, 2014, Amendment No. 3 to Schedule 13D filed with the SEC on May 17, 2019, Amendment No. 4 to Schedule 13D filed with the SEC on August 26, 2021, Amendment No. 5 to Schedule 13D filed with the SEC on November 26, 2021, Amendment No. 6 to Schedule 13D filed with the SEC on March 11, 2022, Amendment No. 7 to Schedule 13D filed with the SEC on June 26, 2025, Amendment No. 8 to Schedule 13D filed with the SEC on November 26, 2025, and Amendment No. 9 to Schedule 13D filed with the SEC on April 2, 2026 (collectively, the "Amended Schedule 13D").

Except as supplemented and amended herein, the Amended Schedule 13D is unchanged. Reference should be made to the Amended Schedule 13D for additional information.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As previously disclosed, on June 24, 2025, (1) Mawarid Holding Company, as Borrower, entered into a Facility Agreement with Abu Dhabi Commercial Bank PJSC, as Arranger, Facility Agent, and Lender, and the Lenders parties thereto, pursuant to which, among other things, the Lenders made available a dollar term facility in an aggregate amount equal to the $160,000,000, with advances required to be repaid in full within 12 months after the relevant advance, and (2) the Company, as Pledgor, entered into a Collateral Accounts Pledge Agreement with Abu Dhabi Commercial Bank PJSC, as Pledgee, pursuant to which, among other things, the Company pledges certain collateral accounts and assets as security for the obligations of Mawarid Holding Company in respect of the Facility Agreement, including up to 8,272,727 shares of Common Stock beneficially owned by the Company. As previously disclosed, until the occurrence of an event of default, the Company is entitled to exercise all voting rights in respect of the pledged shares, but is not entitled to dispose of the pledged shares. The Facility Agreement and the Collateral Accounts Pledge Agreement generally contain customary representations, warranties, covenants, conditions, and events of default.

On July 31, 2026, the Company entered into a Client Security Interest Agreement with Barclays Bank PLC, pursuant to which, among other things, the Company pledged 1,727,273 shares of Common Stock beneficially owned by the Company in connection with a lending arrangement between Barclays Bank PLC and a person affiliated with the Company. Until the occurrence of an event of default, the Company is entitled to exercise all voting rights in respect of the pledged shares, but is not entitled to dispose of the pledged shares. The Client Security Interest Agreement generally contains customary representations, warranties, covenants, conditions, and events of default.

## Signatures
- Baralonco Limited: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Director (08/04/2026)
- Estate of the late Khalid bin Abdullah bin Abdulrahman: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact (08/04/2026)
- Fahd bin Khalid bin Abdullah bin Abdulrahman, as legal representative of the Estate of the late Khalid bin Abdullah bin Abdulrahman: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact (08/04/2026)